U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
(f/k/a Chase Venture Capital Associates, LLC)
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Genomic Solutions, Inc. ("GNSL")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

January 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Callable
Common
Stock                                  N/A            N/A             N/A         N/A     N/A      4,827,298      D
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
             2.                                                                                           Deriv-    of
             Conver-                        5.                              7.                            ative     Deriv-   11.
             sion                           Number of                       Title and Amount              Secur-    ative    Nature
             or                             Derivative    6.                of Underlying       8.        ities     Secur-   of
             Exer-                 4.       Securities    Date              Securities          Price     Bene-     ity:     In-
             cise         3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)    of        ficially  Direct   direct
             Price        Trans-   action   or Disposed   Expiration Date   ----------------    Deriv-    Owned     (D) or   Bene-
1.           of           action   Code     of(D)         (Month/Day/Year)            Amount    ative     at End    In-      ficial
Title of     Deriv-       Date     (Instr.  (Instr. 3,    ----------------            or        Secur-    of        direct   Owner-
Derivative  ative        (Month/   8)       4 and 5)      Date     Expira-            Number    ity       Month     (I)      ship
Security    Secur-       Day/      ------   ------------  Exer-    tion               of        (Instr.   (Instr.   (Instr.  (Instr.
(Instr. 3)  ity          Year)     Code V   (A)   (D)     cisable  Date     Title     Shares    5)         4)        4)       4)
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                                                                             Callable
                                                                             Common
Options     0.37 for 1  N/A       N/A  N/A  N/A   N/A     Immed     1/2008   Stock     10,000   N/A         10,000   I        (FN 1)
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                                                                             Callable
                                                                             Common
Options     $2.00 for 1 N/A       N/A  N/A  N/A   N/A     Immed     1/2009   Stock     10,000   N/A         10,000   I        (FN 1)
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                                                                             Callable
                                                                             Common
Options     $7.20       N/A       N/A  N/A  N/A   N/A     Immed     5/5/10   Stock     10,000   N/A         10,000   I        (FN 1)
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Explanation of Responses:


(1) As a result of internal reorganizations and name changes effective as of the first week of January 2001, J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), formerly known as Chase Venture Capital Associates, LLC, became a subsidiary of J.P. Morgan Partners (BHCA), L.P., a limited partnership managed by JPMP Master Fund Manager L.P. ("MF Manager"), formerly known as Chase Capital Partners. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities. The options shown in Table II are options granted to Dr. Damion Wicker, a director of the Issuer, and a limited partner of MF Manager. Dr. Wicker is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to JPM SBIC.


J.P. Morgan Partners (SBIC), LLC

    /s/ Damion E. Wicker                                        02/09/01
By: ---------------------------------------------            -------------------
      Damiion E. Wicker                                            Date
      Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.




NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1 and 2)     FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       January 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       January 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       January 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        January 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       January 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
New York, NY  10020
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED
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J.P. Morgan Partners (BHCA), L.P.    See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              See Tables I and II      See Tables I and II   I              See Explanatory        No
270 Park Avenue                                                                                    Note 6 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 7 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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1) The names of the reporting persons and the Designated Reporter changed during the first week of January 2001 as a result of internal reorganizations and name changes effective as of various times during the week. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities.

2) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC. The Reporting Person is the sole member of JPM SBIC.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

7) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.